UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

forward pharma a/s
(Name of Issuer)
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FOURTEEN ORDINARY SHARES, NOMINAL VALUE 0.01
(Title of Class of Securities)
34986J204
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34986J204
(1) Names of Reporting Persons
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	426,700*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	426,700*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
426,700*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.3%*
(12) Type of Reporting Person (See Instructions)
IA

* Beneficial ownership percentage is based upon 95,073,864 ordinary shares, nominal value 0.01 (“Ordinary Shares”), of Forward Pharma A/S, a Delaware corporation (the “Company”), issued and outstanding as of December 31, 2019, based on information disclosed in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 4, 2019, and other public information. This statement relates to American Depositary Shares (the “ADS Shares”), each representing fourteen (14) Ordinary Shares of the Company.

Newtyn Management, LLC (the “Reporting Person”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”). As of December 31, 2019, NP held 247,499 ADS Shares and NTE held 179,201 ADS Shares.

The Reporting Person, as the investment manager to NP and NTE, possesses the sole power to direct the vote and the sole power to direct the disposition of all securities held in the aggregate by NP and NTE. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own the 426,700 ADS Shares of the Company, representing 6.3% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2019.

Item 1(a). Name of Issuer. Forward Pharma A/S (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices.
Østergade 24A, 1st Floor 1100 Copenhagen K, Denmark
Item 2(a). Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”) relates to American Depositary Shares (the “ADS Shares”), each representing fourteen (14) ordinary shares, nominal value 0.01 (“Ordinary Shares”) of the Company and is being filed by Newtyn Management, LLC, a New York limited liability company and the investment manager to (a) Newtyn Partners, LP (“NP”), which is the holder of 247,499 ADS Shares, of the Company reported on this Schedule 13G, and (b) Newtyn TE Partners, LP (“NTE”), which is the holder of 179,201 ADS Shares of the Company reported on this Schedule 13G.

The 426,700 ADS Shares held in the aggregate by NP and NTE, which constitutes 6.3% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2019, may be deemed to be beneficially owned indirectly by Newtyn Management, LLC, as the investment manager to NP and NTE.

Beneficial ownership percentage is based upon 95,073,864 Ordinary Shares, issued and outstanding as of December 31, 2019, based on information disclosed in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 4, 2019, and other public information.

Item 2(b). Address of Principal Business Office or, if None, Residence.
The address for the Reporting Person is 60 East 42nd Street, Suite 960, New York, NY 10165.
Item 2(c). Citizenship.
Newtyn Management, LLC is organized under the laws of the State of New York.
Item 2(d). Title of Class of Securities.
Ordinary shares, nominal value 0.01.
Item 2(e). CUSIP No.
34986J204

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned:	426,700*
(b) Percent of Class:	6.3%*
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:	426,700*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	426,700*
(iv) Shared power to dispose or to direct the disposition of:	0

* This Schedule 13G is being filed by Newtyn Management, LLC, a New York limited liability company and the investment manager to (a) NP, which is the holder of 247,499 ADS Shares of the Company reported on this Schedule 13G, and (b) NTE, which is the holder of 179,201 ADS Shares of the Company reported on this Schedule 13G.

The 426,700 ADS Shares held in the aggregate by NP and NTE, which constitutes 6.3% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2019, may deemed to be beneficially owned indirectly by Newtyn Management, LLC, as the investment manager to NP and NTE.

The foregoing beneficial ownership percentage is based on information disclosed in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 4, 2019, and other public information.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)